UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

W&T Offshore, Inc.
(Exact name of registrant as specified in its charter)

1-32414
(Commission File Number)
Texas		72-1121985
(State or Other Jurisdiction of Incorporation)		(IRS Employer Identification No.)

5718 Westheimer Road, Suite 700 Houston, Texas 77057
(Address of Principal Executive Offices)

Bart P. Hartman III Vice President and Chief Accounting Officer (713) 626-8525 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by Form SD is included in Exhibit 99.1 to this Form SD.

Section 3 – Exhibits

Item 3.01	Exhibits
Exhibit No.	Description
2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL)
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

W&T OFFSHORE, INC. (Registrant)

Dated: September 26, 2024	By:	/s/ Sameer Parasnis
	Name:	Sameer Parasnis
	Title:	Executive Vice President and Chief Financial Officer